FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 29, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Consolidated Financial Statements and Summary of Events

as of June 30, 2006 and 2005

Independent Accountant´s Review Report

MACROECONOMIC OVERVIEW – 2006 SECOND QUARTER

International Context

During 2006 second quarter, the world economy grew at a moderate pace, after an unusually fast progress at the beginning of the year. Geopolitical tensions at world level during these months did not affect growth dynamics. The USA economy showed a slight expansion at a rate above 3%, with a good performance of corporate investments and exports, a decline in residential investment and a somewhat weakened private consumption. Both retail and wholesale inflation rates measured in 12 mobile months exceeded 4% during the quarter and the Federal Reserve continued with its policy of adjusting the reference interest rate up to 5.25%. The 10-year interest rate rose slightly above 5%, resulting in a trend reversal in the performance curve. The dollar, in turn, showed a slight depreciation trend vis-á-vis the main international currencies.

The Chinese economy grew again at rates above 10%. Chinese officials announced measures such as restrictions on credit facilities and tax benefits intended to improve growth quality. Japan decided to put an end to its zero interest rate policy supported by the renewed strength of its economic fundamentals. Europe, in turn, keeps on growing at a modest 2%.

Oil

During the second quarter, oil prices averaged a new nominal record of US$70.5 per barrel, with an all-time hike of US$75, and prices not below US$65.

The period was marked by factors that in other certain moment could have decelerated the price increase: continued increases in the US reference rate and production levels consistent with the demand. However, the spot crude oil price shot higher amid tensions in Iran for possible restrictions on its nuclear plan, in addition to fears prompted by the hurricane season at the Mexican Golf.

According to preliminary data, demand grew 1.22 million barrels per day in the period under review compared to the same period of previous year, at a 1.5% rate. Supply, also according to preliminary figures, dropped 50 thousand barrels per day in 2006 second quarter compared to the same period of 2005 (-0.06%). Notwithstanding such a drop, there was a world oversupply of oil totaling 1.01 million barrels per day.

Regarding international discounts in terms of quality (degrees API and sulfur content), the gap between light and heavy crude oils increased even more since light crude oil prices averaged over the WTI reference price.

Argentina

During 2006 second quarter, the Argentine economy continued showing high growth rates, with an accumulated 8% yoy increase in the activity level as of May. Construction keeps on showing as the most dynamic sector, with a 20% increase, while consumption also exceeds average levels and industry grows at levels similar to GDP.

The country’s oil production maintains a clear downward trend, with a -3.5% drop in the April-May bimester and an accumulated -4.3% drop during the first five months of the year. The use of installed capacity in refining remained over 90% during the whole year resulting in an increase in volumes of oil processed of over 12% in the April-May bimester and over 6% between January and May. The fuels domestic market exhibited an about 5% rise, with a strong increase in the demand for Premium gasoline to 40% favored by prices that did not record any increase and by the low price difference with high-grade gasoline. Regular gasoline maintains a strong downward trend and CNG demand shows signs of stagnation. Diesel oil sales rose approximately 5%.

During the period under review, the biofuels law was approved and provides for a compulsory biodiesel and bioethanol 5% cut in diesel oil and gasoline formulation for 2010.

Natural gas production, in turn, declined 1.2% during the April-May bimester, but with an accumulated 0.4% increase for the year. The Argentine and Bolivian governments subscribed an agreement fixing at US$5 the price per million of BTU until year-end. In addition, the Argentine government maintained negotiations with Chile to raise the gas export price through a tax increase.

The demand for electricity in June reached 8,248.9 Gw/h recording a 6.85% yoy increase. In line with an increased demand for energy, maximum power in this quarter reached a historical peak of 17,037 Mw in June, being 5.2% higher compared to June 2005.

Regarding external accounts, the good performance in exports together with a more moderate growth in imports, allowed to improve the trade surplus by US$500 million in 2006 second quarter, securing again a foreign currency surplus supply. The exchange rate averaged 3.07 P$/US$, supported by significant interventions by the Banco Central in the exchange market, which resulted in US$4 billion additional reserves.

Inflation slowdown continues being one of the main concerns of the Argentine government, who, by means of the subscription of sectoral agreements and the implementation of different dissuasion mechanisms succeeded in closing the semester with a 4.9% relatively moderate increase in retail prices.

In spite of the strong increase in expenses, with a rise of over 60% in capital expenditures, the Argentine public sector succeeded in slightly increasing primary surplus in nominal terms. Public revenues increased 22% during the first semester, capitalizing on the effect of the hike in the general price level and the growth in the economic activity level. The country-risk averaged 350 basis points during the period under review but closed slightly over such values.

Venezuela

Following a 9.4% yoy increase during 2006 first quarter triggered by the non-oil sector (10.9%) and with a slight drop in the oil product (-0.2%), the Venezuelan economy kept showing a strong performance during the second quarter.

Oil production volumes computed within the OPEC quota maintain the downward trend started in 2005 last quarter, with a 3% reduction in seasonal terms and a 1% drop in non-seasonal terms. In this way, production averaged 2.56 MM bbl/d. In terms of prices, the Venezuelan crude basket recorded a 14.4% significant increase compared to the previous quarter, reaching US$60.8 per barrel.

ANALYSIS OF CONSOLIDATED RESULTS

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

In accordance with the procedure set forth in Technical Resolution No.21 of the Argentine Federation of Professional Councils in Economic Sciences, we have consolidated line by line on a proportional basis our financial statements with the financial statements of companies over which we exercise joint control. The Company exercises joint control over Citelec, Distrilec and CIESA.

The Company has consolidated line by line the assets, liabilities, income (loss) and cash flows of CIESA and Distrilec. The Company has not consolidated proportionately its equity interest in Citelec by virtue of the commitment to divest its interest in Transener assumed by Petrobras Energía S.A. as provided under the Resolution issued by  Comisión Nacional de Defensa de la Competencia  (Argentine antitrust authorities) approving the transfer of control of Petrobras Energía Participaciones S.A. to Petróleo Brasileiro S.A. - Petrobras.

While in accordance with generally applied accounting principles we have proportionately consolidated the results of CIESA and Distrilec in our financial statements, our Management analyzes our results and financial condition separately from the results and financial condition of companies under joint control. Consequently, and in line with the internal vision of business management, the discussion below is presented on the basis of our consolidated financial data without considering the effects of the proportional consolidation of Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements.

The table below shows the Company’s results of operations for the three-month periods ended June 30, 2006 and 2005 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of affiliates under joint control. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) and Citelec (which are presented under the equity method of accounting) are shown under “Equity in Earnings of Affiliates”.

(in millions of pesos)

Net income: Net income for 2006 quarter dropped 19.7% or P$73 million to P$298 million from P$371 million in 2005 quarter. Net income for 2005 second quarter was particularly impacted by the P$127 million gain from equity interest in Citelec, primarily attributable to restructuring of Transener’s financial debt.

Operations for 2006 quarter developed within an international context characterized by record oil prices which had an impact on oil derivatives. In Argentina, this effect, however, was significantly mitigated by crude oil export taxes and the restrictions in the refined products domestic market to pass through this impact to consumer sales prices.

Conversion of operating agreements in Venezuela into partially state-owned companies began to have economic effects as from April, 2006. Pursuant to the terms and conditions of the Memorandums of Understanding executed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. consolidation of the results of the above mentioned operations on a line by line basis was discontinued as from said date, such results being shown in net terms under “Equity in Earnings of Affiliates”.

Net sales: Net sales increased 12% or P$272 million to P$2,544 million from P$2,272 million in 2005 quarter. Net sales for 2005 quarter reflect P$284 million attributable to consolidation of operations in Venezuela. Without consolidation, net sales increased 28% or P$556 million. This rise is mainly boosted by the significant rise in the price of WTI, gas, electricity and refined products not subject to the inflation control policy implemented by the Argentine government. Net sales for the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals, Electricity and Hydrocarbon Marketing and Transportation business segments increased P$388 million, P$216 million, P$99 million, P$39 million and P$32 million, respectively. Intercompany sales rose P$218 million.

Gross profit: Gross profit for 2006 quarter fell 2.9% or P$23 million, to P$782 million from P$805 million. Gross profit for 2005 quarter reflects P$162 million attributable to consolidation of operations in Venezuela. Without consolidation, gross profit increased 21.6% or P$139 million. In line with a favorable context in terms of international prices, gross profit for the Oil and Gas Exploration and Production and Electricity business segments moved up P$209 million and P$32 million, respectively. Conversely, gross profit for the Refining and Distribution business segment declined P$47 million in line with the restrictions to pass through the significant increase in the price of WTI to domestic market sales prices.

Administrative and selling expenses: Administrative and selling expenses rose 23.3% or P$44 million to P$233 million from P$189 million in 2005 quarter, primarily as a result of higher crude transportation costs as a consequence of growing production volumes in Ecuador and wage increases in Argentina effective as from 2005 second quarter.

Other operating income (expense),net: Other operating income (expense), net totaled P$56 million and P$77 million losses.

Operating income: Operating income recorded a 14.6% or P$76 million drop to P$444 million from P$520 million in 2005 quarter. Operating income for 2005 quarter reflects a P$154 million gain attributable to consolidation of operations in Venezuela. Without consolidation, operating income increased 21.3% or P$78 million. Operating income for the Oil and Gas Exploration and Production and Electricity business segments rose P$186 million and P$28 million, respectively. Conversely, operating income for the Refining and Distribution and Petrochemicals business segments declined P$59 million and P$29 million, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased 41.3% or P$76 million to P$108 million from P$184 million in 2005 quarter. See “Analysis of Equity in Earnings of Affiliates”.

Other income, net: Other expenses, net totaled a gain of P$36 million in 2006 quarter, with no significant results recorded in 2005 quarter. Other expenses, net for 2006 quarter mainly reflect a P$23 million gain from partial reversal of the impairment charge for interest in Citelec.  In addition, the Company recognized a P$11 million gain derived from an adjustment to the claim by the Seniat in Venezuela.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) accounted for P$87 million and P$98 million losses in both periods, respectively.

Income Tax: Income tax charge accounted for P$106 million and P$111 million losses in 2006 and 2005 quarters, respectively.

ANALYSIS OF OPERATING INCOME

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$32 million to P$507 million from P$475 million in 2005 quarter.

Operating income for 2005 quarter reflects a P$154 million gain attributable to the consolidation of operations in Venezuela. Without consolidation, operating income for the business segment increased P$186 million or 57.9%,  basically due to the 41.5% rise in average sales prices of oil equivalent, mainly boosted by the 32.7% increase in the price of WTI.

The table below shows the Company’s operating income for this business segment:

Net sales: Net sales for the Oil and Gas Exploration and Production business segment increased P$104 million to P$1,209 million in 2006 quarter from P$1,105 million in 2005 quarter. In 2006 quarter, the average sales price per barrel of oil, including the effect of taxes on exports, rose 57.4% to P$147.6, and oil and gas daily sales volumes decreased 22.5% to 131.5 thousand barrels of oil equivalent.

Net sales in 2005 quarter reflect P$284 million attributable to consolidation of operations in Venezuela.  Without consolidation, net sales for this business segment increased P$388 million or 47.3%, mainly due to the 40.4% rise in the average sales price of oil equivalent, to P$147.6 and, to a lesser extent, to the 6.1% increase in sales volumes to 131.5 thousand barrels of oil equivalent attributable to increases of 8.1% in gas to 307.5 million cubic feet and of 4.8% in oil to 80.2 thousand barrels per day.

Argentina

In Argentina, net sales increased 35.8% or P$196 million to P$743 million, mainly boosted by the 31% rise in the average sales price of oil equivalent and, to a lesser extent, the 3.6% increase in combined oil and gas daily sales volumes which totaled 99 thousand barrels of oil equivalent in 2006.

Crude oil sales increased 35.1% or P$172 million to P$662 million as a consequence of a 35.4% rise in average sales prices to P$130.5. Crude oil daily sales volumes slightly declined 0.4% to 55.7 thousand barrels. Daily oil production volumes rose 3.6% to 54.5 thousand barrels as a result of the successful investments made in the drilling and workover campaign during 2006 quarter.

Gas sales increased 42.1% to P$81 million, mainly as a consequence of the 30.8% improvement in sales prices to P$3.44 per million cubic feet, basically as a result of increased export prices, the deregulation of the gas price for industries and electricity generation companies and the rise in international reference prices some gas contracts are subject to.  Gas daily sales volumes rose 8.8% to 259.7 million cubic feet, mainly due to the start up of the project for the interconnection of Santa Cruz I area production poles. This allowed to transport gas and condensate reserves on an integrated basis from the Austral basin fields to the General San Martin gas pipeline as from 2006 first quarter.

Outside of Argentina

Combined oil and gas sales outside of Argentina decreased P$89 million to P$463 million in 2006 quarter from P$552 million in 2005 quarter. Without consolidation of operations in Venezuela, sales outside of Argentina increased P$196 million or 73.4%, primarily due to a 57.6% rise in the average sales price, to P$156.7 per barrel, and the 15.1% increase in total oil and gas sales volumes to 32.5 thousand barrels of oil equivalent per day.

Ecuador

In Ecuador, oil sales for 2006 quarter increased 135.1% to P$174 million from P$74 million in 2005 quarter, mainly boosted by the combined effect of the 53.7% rise in sales volumes and the 52.4% increase in sales prices, to P$184.3 per barrel.

Daily sales volumes rose to 10.3 thousand barrels in 2006 quarter from 6.7 thousand barrels in 2005 quarter, mainly due to the 30% improvement in Block 18 production in line with its gradual development. This improvement is also attributable to reduced sales in 2005 quarter as a consequence of operating delays at Petroecuador facilities which hindered regular crude deliveries with the consequent stock increase.

Peru

In Peru, oil and gas sales for 2006 quarter rose 47.9% or P$78 million to P$241 million as a consequence of improved sales prices.

The price of crude oil recorded a 41.7% rise to P$196.2 per barrel and the price of gas rose 45.7% to P$7.56 per million cubic feet, as a consequence of the rise in the adjustment factor in the price formula, due to the fuel oil price behavior.

Daily sales volumes of oil equivalent rose 4.9% to 14.9 thousand barrels per day as a result of continued well drilling and workover activities during 2005 and 2006, improved production results of the 2006 drilling campaign and the increased demand for gas by Empresa Eléctrica del Piura S.A.

Bolivia

In Bolivia, oil and gas sales in 2006 quarter increased 60% or P$18 million to P$48 million mainly driven by a 60.5% rise in the sales price of oil equivalent. Combined oil and gas daily sales volumes remained at similar levels in both periods totaling 7.3 thousand barrels of oil equivalent.

The average sales price of gas rose 77.9% to P$11.9 per million cubic feet in 2006 quarter as a consequence of increased fuel oil international prices used as the basis for calculation of the price for exports to Brazil.

Gross profit: Gross profit for this business segment increased P$47 million to P$668 million from P$621 million. The lifting cost rose to P$10.9 per barrel of oil equivalent from P$9.7 per barrel of oil equivalent.

Without consolidation of operations in Venezuela, gross profit rose 45.5% or P$209 million. Gross margin on sales remained at similar levels in both quarters, 55.3% and 56.2%, respectively. The lifting cost rose 47.2% to P$10.9 per barrel of oil equivalent, mainly due to increased costs in Argentina, in line with inflationary trends, that affected in particular oil services rates and compensations, and to an increase in the cost of energy as a consequence of the gradual application of the price recovery mechanism.

In addition, gross profit was impacted by the rise in the variable rate of royalties in Peru and the amendment to the Hydrocarbons Law in Ecuador which resulted in a P$30 million loss.

Administrative and selling expenses: Administrative and selling expenses increased P$12 million to P$69 million in 2006 quarter from P$57 million in 2005 quarter.

Without consolidation of operations in Venezuela, administrative and selling expenses rose 38% or P$19 million mainly due to increased compensations and higher crude oil transportation costs as a consequence of increased sales in Ecuador.

Exploration expenses: Exploration expenses totaled P$49 million and P$17 million in 2006 and 2005 quarters, respectively. In 2006 quarter, exploration investments in Puesto Zúñiga and Santa Cruz II areas (where no commercially viable reserves were found) were charged to income. Expenses for 2005 quarter are mainly attributable to expenses derived from 3D seismic works in exploratory areas in Argentina.

Other operating income (expense), net: Other operating income (expense), net reflect P$43 million and P$72 million losses, respectively. Costs associated with the unused transportation capacity under the Ship or Pay agreement with OCP accounted for P$47 million and P$42 million losses in 2006 and 2005 quarters, respectively.

Refining and Distribution

Operating income: Operating income for the Refining and Distribution business segment reflected P$90 million and P$31 million losses in 2006 and 2005 quarters, respectively. During 2006 quarter the business operating margins deteriorated again as a result of the 30.9% increase in crude oil costs, which could not be fully passed through to domestic sales prices due to the restrictions imposed by the price stabilization policy currently in force.

The table below reflects operating income for the Refining and Distribution business segment:

(in millions of pesos)

Gross profit: Gross profit for 2006 quarter was negative at P$19 million compared to a P$28 million gain in 2005 quarter, with a gross margin of 1.7% in the period under review compared to 3% in 2005 quarter.

Net sales: Net sales for refinery products rose 23.4% or P$216 million to P$1,140 million in 2006 quarter from P$924 million in 2005 quarter, mainly due to a strong increase in sales prices and, to a lesser extent, higher sales volumes, specially gasoline, asphalts and heavy distillates, which were mainly sold in the foreign market. In this respect, volumes processed during 2006 second quarter rose 11.6% to 65.6 thousand barrels per day compared to 58.8 thousand barrels per day in 2005 attributable to a scheduled shutdown at the Bahía Blanca Refinery.

Products not subject to the inflation control policy implemented by the Argentine government reflected an average increase of 25%, particularly aromatics, asphalts, heavy distillates, paraffins and VGO. Net sales prices for diesel oil dropped 7%, primarily due to tax benefits in force in 2005 quarter.

Total sales volumes of gasoline rose 28.6% to 200 thousand cubic meters, mainly as a result of increased exports. Sales to the domestic market, including the wholesale market, recorded an increase of approximately 3%. The Company’s market share remained at similar levels in both periods, totaling 14.6% with a market share of approximately 10% in the premium gasoline market.

Asphalt sales volumes grew 18%, primarily due to the 32% increase in exports and the 16% improvement in sales to the domestic market, driven by infrastructure works boosted by the government, mainly in the south of the country.

As regards heavy distillates, sales volumes increased 8.1%, (mainly in the export market), with increased VGO and IFOS sales.

Total sales volumes of diesel oil moved down 4.8% to 442 thousand cubic meters, basically due to the minimization of imported volumes as a result of the negative margins attributable to the current market conditions. This decision, adopted within a context of an 8.7% growth in the diesel oil market, derived in a decline in the Company’s market share to 13.4% from 14.9%.

Administrative and selling expenses: Administrative and selling expenses rose to P$68 million from P$60 million in 2005 quarter, mainly as a result of increased staff costs derived from higher compensations.

Petrochemicals

The table below reflects operating income for the Petrochemicals business segment:

(in millions of pesos)

Net sales: Net sales increased 20.1% or P$99 million to P$592 million in 2006 quarter from P$493 million in 2005 quarter (including eliminations in the amount of P$56 million and P$37 million), as a result of higher sales volumes of styrene, polystyrene, rubber and fertilizers.

*

Styrenics - Argentina:

In Argentina, styrenics sales increased 17.1% to P$247 million from P$211 million in 2005 quarter mainly due to the 17% increase in sales volumes, totaling 62 thousand tons in 2006.

Average sales prices remained at similar levels with 2% and 4% increases for styrene and rubber lines, offset by 3% and 4% drops in polystyrene and BOPS, respectively.

Styrenics performance was as follows:

a) Ethylbenzene sales volumes declined 3.3% due to reduced purchases by Innova.

b) Styrene sales volumes increased 33%, as a consequence of the 16% rise in domestic sales derived from the recovery in the construction industry and the 147% increase in exports as a consequence of increased sales to Chile due to the commercial agreements made during the current fiscal year.

c) Polystyrene and BOPS sales volumes climbed 19% compared to 2005 quarter as a consequence of the 36% rise in domestic sales due to a higher demand of disposable containers and household appliances on account of the 2006 Football World Cup, and a higher market share compared to 2005 quarter. In addition, a 2% drop was recorded in exports.

d) Rubber sales volumes increased 12% compared to 2005 quarter, mainly due to a 34% rise in export volumes basically derived from increased exports to the Asian market as a consequence of the commercial agreements made with Israel during the current fiscal year. This effect was partially offset by a 6% reduction in domestic market sales as a consequence of the negative impact of trade union conflicts on the activity level.

*  Styrenics -  Brazil - Innova:

Innova sales increased 33.7% to P$278 million in 2006 quarter from P$208 million in 2005 quarter, primarily due to increased sales volumes. Styrene sales volumes rose 46% to 34 thousand tons due to increased domestic sales of resins and rubber and, to a lesser extent, due to exports to Argentina. Polystyrene sales rose 48% to 30 thousand tons as a consequence of an increased demand for disposable containers and household appliances on account of the 2006 Football World Cup.

Innova’s average sales prices decreased 19% in 2006 second quarter as a consequence of the reduction in international prices, in addition to the difficulties to increase polystyrene prices on account of greater competition.

*  Fertilizers:

Fertilizers sales increased 10.8% to P$123 million in 2006 quarter from P$111 million as a consequence of an 8% rise in sales volumes and a 3% increase in average sales prices. The increased demand for fertilizers during 2006 mainly derives from the favorable weather conditions which encouraged anticipated planting and good expectations for future prices of grains.

Gross profit: Gross profit decreased P$16 million or 18.6% to P$70 million from P$86 million in 2005 quarter and gross margin on sales dropped to 11.8% from 17.4%.

*  Styrenics Argentina:

Gross profit declined 49% to P$25 million from P$49 million in 2005 quarter and gross margin on sales dropped to 10.1% from 23.2%, mainly due to the impact of higher fixed production costs derived from increased compensations and higher raw material costs.

*  Styrenics - Brazil - Innova:

Gross profit increased 47.1% to P$25 million from P$17 million in 2005 quarter and gross margin on sales moved up to 9% in 2006 quarter from 8.2% in 2005 quarter, primarily as a result of reduced raw material costs attributable to the lower domestic price for benzene, as a consequence of the agreements made with suppliers.

*  Fertilizers:

Gross profit totaled P$20 million in both quarters and gross margin on sales declined to 16.3% from 18%, due to the rise in production costs, mainly gas rates, and the increase in urea and ammonium nitrate costs and higher labor costs.

Administrative and selling expenses: Administrative and selling expenses totaled P$44 million and P$32 million in 2006 and 2005 quarter, respectively. This rise is mainly attributable to increased fixed staff costs derived from higher compensations.

Other operating income (expense), net: Other operating income (expense), net recorded P$7 million and P$8 million gains in 2006 and 2005 quarters, respectively.

Gas and Energy:

Marketing and Transportation of Gas

Operating income: In 2006 and 2005 quarters, operating income for the Marketing and Transportation of Gas business totaled P$16 million in 2006 quarter and P$14 million in 2005 quarter.

The table below shows operating income for this business:

(in millions of pesos)

Net sales: Sales revenues in the period under review increased P$32 million, or 20.9%, to P$185 million from P$153 million, mainly due to the rise in prices of both gas and liquids.

Revenues from the sale of gas produced by the Company and imported gas in Argentina increased P$22 million, or 28.6%, to P$99 million from P$77 million, mainly as a result of the 25% rise in sales prices derived from deregulation of the gas prices for industries and electricity generation companies, the implementation of the price recovery mechanism established by the Secretary of Energy and from increased export prices as a consequence of the rise in international reference prices.  Sales volumes rose 3.8% to 277.3 million cubic feet per day in 2006 quarter from 267.2 million cubic feet per day in 2005 quarter, due to an increase in the Company’s own production, mainly from the Austral basin, partially offset by lower imported volumes from Bolivia.

Revenues from the sale of liquids increased P$10 million, or 17.5%, to P$67 million from P$57 million, due to a 15% rise in sales prices mainly derived from an increase in the price of their international references and to a 3.1% rise in sales volumes to 63.0 thousand tons from 61.1 thousand tons in 2005 as a consequence of higher production at Condor plant and Bahía Blanca Refinery.

Gas and LPG brokerage services accounted for P$19 million sales revenues in both 2006 and 2005 quarters, with gas sales volumes of 23 million cubic feet.

Gross profit: Gross profit in the period under review slightly declined to P$7 million from P$8 million.

Other operating income (expense), net: Other operating income (expense), net accounted for P$10 million and P$6 million gains in 2006 and 2005 quarters, respectively, basically due to technical assistance services provided to TGS’s technical operator.

Electricity

Operating income:  Operating income for the Electricity business increased P$28 million or 80% to P$63 million in 2006 quarter from P$35 million in 2005 quarter, primarily due to increased margins in the generation activity as a result of improved prices in 2006 quarter, partially offset by higher fuel gas costs at the thermal power plant.

The table below shows operating income for the Electricity business, excluding the effects of the proportional consolidation of Distrilec:

(in millions of pesos)

Electricity Generation

Net sales: Net sales of electricity generation increased P$38 million, or 48.1%, to P$117 million in 2006 quarter from P$79 million in 2005 quarter, due to the combined effect of a 34.5% improvement in generation prices and an 11.5% rise in energy sales volumes, as a result of the 6% increase in the demand for energy in Argentina, which was mainly supplied by hydroelectric plants.

The increase in energy sales prices is primarily attributable to the gradual application of the price recovery mechanism implemented by the Secretary of Energy as from 2004 fourth quarter in line with the recovery of gas prices.

Net sales attributable to the Genelba Power Plant increased 44.6% to P$94 million in 2006 quarter from P$65 million, primarily due to improved average sales prices and increased volumes. Sales prices rose 35.9% to P$70.4 per MWh in 2006 quarter from P$51.8 per MWh in the prior-year quarter. Energy sales increased 5.6% to 1,329 GWh in 2006 from 1,258 GWh in 2005. It should be pointed out that both the plant factor was at 94% and 90% and the availability factor of the Power Plant was at 97% and 91% in 2006 and 2005, respectively.

Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased 76.9% to P$23 million in 2006 quarter from P$13 million, due to the combined effect of an increase in volumes and an improvement in sales prices. During the 2006 quarter, energy delivered increased 41.5% to 348 GWh from 246 GWh due to a higher water supply at the Comahue basin and increased demand for energy. Average sales prices increased 21.5% to P$64.9 per MWh from P$53.4 per MWh in the same period of previous year.

Gross profit: Gross profit for the generation business grew P$32 million to P$69 million in 2006 quarter from P$37 million in 2005 quarter, mainly driven by improved prices in the wholesale electricity market in 2006 quarter, partially offset by higher generation costs derived from higher fuel gas costs at the thermal power plant.

Administrative and selling expenses: Administrative and selling expenses for the generation business totaled P$4 million and P$3 million in 2006 and 2005 quarters, respectively.

 ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$76 million or 41.3% to P$108 million from P$184 million in the prior-year quarter. Equity in earnings of affiliates for 2005 second quarter was particularly impacted by the P$127 million gain resulting from our equity in the earnings of Citelec mainly attributable to Transener’s financial debt restructuring.

The table below presents the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2006 and 2005 quarters. In addition, the table presents the equity in earnings of affiliates excluding the effects of proportional consolidation.

Mixed companies in Venezuela: As of the date of these financial statements, formalities required for completing the conversion process of operating agreements into partially state-owned  companies have not been completed. Since migration of operating agreements began to have economic effects as from April 1, 2006, the results of operations in Venezuela for 2006 second quarter were estimated by the Company on the basis of the best information available as of such date. Entries made on the basis of the facts and circumstances described above may differ from those entries to be made once such facts and circumstances have been defined.

Equity in earnings of partially state-owned companies that will operate the Oritupano Leona, La Concepción, Acema and Mata exploitation areas accounted for a P$28 million gain. Petrobras Energía’s direct and indirect interest in such areas is 22%, 36%, 34.5% and 34.5%, respectively.

Total sales attributable to companies that will operate the Oritupano Leona, La Concepción, Mata and Acema areas totaled P$680 million, P$243 million, P$55 million and P$31 million, respectively. Daily sales volumes totaled 47.9 thousand barrels, 13.9 thousand barrels, 3.2 thousand barrels and 2.01 thousand barrels, respectively, at an average price per barrel of oil of US$50.8, US$ 62.7, US$ 61.5 and US$54.9, for each partially state-owned company, respectively.

Compañía de Inversiones de Energía S.A (CIESA): In 2006 quarter, our equity in the earnings of CIESA totaled P$17 million in 2006 quarter and P$18 million in 2005 quarter.

Total sales revenues grew 28.2% to P$301 million reflecting the growth in unregulated revenues from the NGL production and marketing segment (41.2% to P$149 million), mainly attributable to increased international reference prices and exports. In addition, sales revenues from the gas transportation segment increased P$9.3% to P$124 million, basically due to the execution of new firm transportation agreements in connection with the expansion of the San Martín pipeline completed in August 2005, which allowed to increase the transportation capacity by 2.9 MMm³/d.

Financial income (expense), net of CIESA reflected losses of P$60 million and P$33 million in 2006 and 2005 quarters, respectively. This increase is mainly attributable to the impact of the exchange rate evolution on the net borrowing position, which showed a 0.3% depreciation in the period under review compared to a 0.7% appreciation in the prior-year quarter.

Distrilec Inversora S.A. (Distrilec): Our equity in the earnings of Distrilec accounted for a P$9 million gain in 2006 quarter compared to a P$7 million loss in 2005 quarter.

Income from services increased 19.6% to P$384 million in 2006 quarter from P$321 million in the prior-year quarter, due to the combined effect of a 13.4% rise in sales prices reflecting the average rate increase provided in the Memorandum of Agreement executed by Edesur and UNIREN, and to a 5.5% growth in the demand for energy. The Secretary of Energy informed Edesur that, notwithstanding the adjustment of schedules for the performance of the Comprehensive Rate Review, the pertinent decree ratifying the Memorandum of Agreement, which contemplates all the provisions included in said Memorandum, has already been sent to the Executive Branch for approval, there being to date no conditions hindering completion of the formalities required.

In 2006 quarter, operating income was positive at P$41 million, compared to a P$59 million loss in 2005 quarter. This improvement was mainly driven by an increase in sales prices higher than the rise in costs for the purchase of energy and by a growth in demand, partially offset by an increase in administrative and selling expenses derived from higher expenses for services under contract and compensations.

Petrobras Bolivia Refinación (PBR): Our equity in the earnings of PBR accounted for a P$31 million gain in 2006 quarter compared to a P$25 million gain in 2005 quarter. In both periods, PBR operations were favorably impacted by an international context with high reference prices, with improved contribution margins in 2006 quarter as a consequence of a 10% rise in average sales prices.

Petrolera Entre Lomas S.A (PELSA): Equity in earnings of PELSA increased to P$9 million from P$6 million, mainly due to improved sales margins as a result of a 30% increase in prices in the quarter under review and, to a lesser extent, an 11% rise in oil sales volumes.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the six-month periods ended June 30, 2005, 2004, 2003 and 2002 does not have retroactive effect under the new professional accounting standards. The information below for the six-month periods ended June 30, 2004, 2003 and 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

Listed Price of the Company’s Share

Statistical Data

The information below for the six-month periods ended June 30, 2004, 2003 and 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

DECIO FABRICIO ODDONE DA COSTA

President

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors of

Petrobras Energía Participaciones S.A.

Maipú 1, 22nd floor

Buenos Aires

Argentina

1. We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries and jointly controlled entities as of June 30, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended, and notes 1 to 21. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. These standards consist principally in applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. As a review is substantially less in scope than an audit of annual financial statements, we do not express an opinion on the consolidated financial position of the Company and its subsidiaries and jointly controlled entities as of June 30, 2006, nor on the consolidated results of its operations, the consolidated changes in shareholders' equity and consolidated cash flows for the six-month period then ended. We believe that our review and the review reports of the other professionals mentioned in paragraph 5 provide us with a reasonable basis to sustain the statement included in paragraph 9 below.

3. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the National Securities Commission (“CNV”) regulations. They were also reformatted in a manner different from those presented in Spanish,  but in all other respects follow accounting principles and reporting practices that conform to CNVregulations.

4. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform to the accounting standards set forth by the CNV, but do not conform to accounting principles generally accepted in the United States. The effects of these differences have not been quantified by the Company.

5. The financial statements of the related companies Compañía de Inversiones de Energía S.A. (“CIESA”) and Distrilec Inversora S.A. (“Distrilec”) accounted for under the proportional consolidation method by Petrobras Energía Participaciones S.A. (“PEPSA”) as of June 30, 2006, were reviewed by other professionals, whose review reports were furnished to us. Our statement rendered in paragraph 9, insofar as it relates to the amounts included for such companies before considering the adjustments made by the Company disclosed in note 9 to the consolidated financial statements, is based solely on the reports of the referred professionals. The assets and net sales of such related companies incorporated by the proportional consolidation method before considering the referred adjustments, represent approximately 13% and 6% in the case of CIESA, and 7% and 7% in the case of Distrilec, of the related total consolidated amounts as of June 30, 2006 and for the six-month period then ended.

6. The aforementioned review report issued by other professionals on CIESA’s financial statements as of June 30, 2006 contains qualifications regarding: (i) the non-recognition of the effects of the 2 variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 as required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV; (ii) the uncertainty as to the ability of CIESA and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) to continue operating as a going concern, and (iii) the uncertainty as to the recoverability of CIESA and TGS’s non current assets if the assumptions underlying management’s projections do not materialize in the future. As described in note 9 to the consolidated financial statements, CIESA and its subsidiary TGS have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates (previously stated in US dollars), the ongoing renegotiation of the license and the devaluation of the peso. Additionally, CIESA entered in September 2005 into a debt restructuring agreement in connection with the debt on which it had previously defaulted, pending approval by certain regulatory authorities as of the date of this report. The plans of these related companies’ management in respect of the above mentioned are described in note 9 to the consolidated financial statements.

The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties. The assets and net sales of CIESA incorporated by the proportional consolidation method represent approximately 14% and 5% of the related total consolidated amounts as of June 30, 2006 and for the six-month period then ended.

7. Additionally, the aforementioned review report issued by other professionals on Distrilec’s financial statements as of June 30, 2006 contains qualifications regarding: (i) the uncertainty related to having recognized the effects of the Memorandum of Understanding signed by its subsidiary Empresa Distribuidora Sur S.A. (Edesur) with UNIREN (Public Utilities Agreement Renegotiation and Analysis Unit) as part of the concession agreement renegotiation process, while the ratification of the referred Memorandum by the Federal Government is still pending, and (ii) the uncertainty as to the recoverable value of the property, plant and equipment of its subsidiary Edesur given that the materialization of certain assumptions used to determine such recoverable value is contingent on future events and actions beyond the control of the subsidiary's Board of Directors and thus the final outcome cannot be reasonably determined as of the date of the review report of the other professionals. The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties.

The assets and net sales of Distrilec incorporated by the proportional consolidation method account for approximately 8% and 7% of the related total consolidated amounts as of June 30, 2006 and for the six-month period then ended.

8. Based on the information included under Operations in Venezuela in note 6 to the consolidated financial statements, in March 2006, PEPSA’s subsidiary Petrobras Energía S.A (“PESA”), through its related companies and subsidiaries in Venezuela, signed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. certain Memoranda of Understanding with the purposes of migrating the operating agreements for the areas Oritupano Leona, La Concepción, Acema and Mata to other legal entities to be jointly owned by the Government of Venezuela and PEPSA’s subsidiaries and investees. Consequently, the Company accounted for its investments as of June 30, 2006 under the equity method, as indicated in the referred note. The Board of Directors estimated the equity value of the referred investments based on the best estimates available at that date. However, the materialization of certain assumptions used by the Board of Directors is contingent on future events and actions beyond the control of PESA and might affect the carrying value of these assets.

9. Based on our review and the review reports of the other professionals mentioned in paragraph 5, with the exception of the matters described in paragraphs 3, 4, 6, 7 and 8, the financial statements referred to in paragraph 1 consider all the significant facts and circumstances which we are aware of.

10. The consolidated financial statements of PEPSA as of and for the year ended December 31, 2005, of which the consolidated balance sheet is presented for comparative purposes, were examined by other auditors, who on February 15, 2006 issued an auditors’ report in which they expressed an opinion, based on their own audit and the reports of other auditors, on the related companies CIESA, Distrilec and Compañía Inversora de Transmisión Eléctrica Citelec S.A.. The aforementioned auditors’ report on the consolidated financial statements of PEPSA: (a) indicated that the auditors’ report on CIESA’s consolidated financial statements as of and for the year ended December 31, 2005 contained qualifications involving unresolved uncertainties as to: (i) the ability of CIESA and its subsidiary TGS to continue operating as a going concern, and (ii) the recoverability of its non-current assets, and (b) contained (i) a qualification involving the foregoing uncertainties with respect to CIESA and its subsidiary TGS, and (ii) a qualification regarding PEPSA’s failure to discount the nominal values of its deferred tax assets and liabilities, as required by the professional accounting principles in force in the City of Buenos Aires as of December 31, 2005.

11. Additionally, other professionals issued a review report dated August 5, 2005 on PEPSA’s consolidated financial statements as of and for the six-month period ended June 30, 2005, of which the consolidated statements of income, of changes in shareholders’ equity and of cash flows are presented for comparative purposes. Such review report was based on the review performed by such professionals and on the review reports of other professionals on the financial statements of the related companies named in paragraph 10 and of TGS. The aforementioned review report for PEPSA: (a) indicated that the review reports for CIESA and TGS contained qualifications involving unresolved uncertainties as to: (i) the ability of CIESA and its subsidiary TGS to continue operating as a going concern, and (ii) the recoverable value of non current assets of the TGS’s regulated business, and (b) contained qualifications involving the unresolved uncertainties described above with respect to CIESA and TGS, and other qualifications regarding: (i) the failure to disclose the effects of the changes in the purchasing power of the peso from March 1 to September 30, 2003, as required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, and (ii) the failure to discount the nominal values of PEPSA’s deferred tax assets and liabilities, as required by the professional accounting principles in force in the City of Buenos Aires as of June 30, 2005.

Buenos Aires (Argentina), August 4, 2006

SIBILLE

Gabriel E. Soifer

Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

 (Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005 (a)

 (Stated in millions of Argentine pesos - See Note 2.c)

2006	2005
Cash provided by (used in) operations:		
Net income	663	520
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	270	207
Equity in earnings of affiliates (Note 9.b)	(136)	(202)
Financial expense, net	24	(50)
Dividends collected (Note 9.c)	106	13
Depreciation of property, plant and equipment	575	606
Reversal of the reserve for impairment of investments - Citelec and Enecor	30	-
Impairment of unproved oil and gas properties	46	-
Income tax provision	246	187
Income tax paid	(21)	(6)
Accrued interest	276	257
Interest paid	(262)	(265)
Other	(18)	63
Changes in assets and liabilities:		
Trade receivables	(166)	(132)
Other receivables	(184)	186
Inventories	(272)	(345)
Other assets	4	4
Accounts payable	(2)	(4)
Payroll and social security taxes	21	9
Taxes payable	(43)	(129)
Other liabilities	(68)	(121)
Net cash provided by operations	1,089	798
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(903)	(679)
Net decrease (increase) in investments other than cash and cash equivalents	28	(112)
Contributions and advances to unconsolidated affiliates	-	(3)
Net cash used in investing activities	(875)	(794)
Cash provided by (used in) financing activities:		
Net (decrease) increase in short term debt	(220)	469
Receipts of long-term debt	200	11
Receipts of long-term debt from related companies	-	704
Payments of long-term debt	(168)	(1,245)
Net cash used in financing activities	(188)	(61)
Effect of exchange rate change on cash	4	(11)
Increase (decrease) in cash	30	(68)
Cash and cash equivalents at the beginning of the year	790	1,067
Cash and cash equivalents at the end of the period (See Note 17.e)	820	999

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1. Business of the Company

Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. The Company holds 75.8% of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, México and Colombia. The Company fiscal year ends on December 31 of each year.

2- Basis of presentation

Petrobras Participaciones consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. �enerally accepted accounting principles (“U.S. GAAP”). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately the minority interests in the subsidiaries. The related party receivables; payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The companies under joint control are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Citelec S.A. The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía commited to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Participaciones to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (see Note 9.II).

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 21.f).

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)

transactions with the Company are not a high proportion of the entity’s activities abroad;

b)

foreign business activities are partially financed with funds from their own transactions and with local loans;

c)

sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)

the Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the foreign business activities.

Upon applying the translation method, the foreign transaction are first remeasured into US dollars (functional currency for such transactions), as follows:

-Assets and liabilities stated at current value are converted at the closing exchange rates.

-Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

Remeasurement results are recognized in the results for the fiscal year.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

-Assets and liabilities are translated by using the closing exchange rate.

-Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the foreign operations is disclosed in the Shareholder s equity as “Deferred results”.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved the Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through the General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement according to the constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued the Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures which have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of June 30, 2006 and 2005 and as of December 31, 2005 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company, after considering the adjustments to correspond to the Company’s valuation methods.

f) Changes in professional accounting standards

On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005 and 2004 are described below:

(i) In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii) The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company Management opted to book this effect in accordance with the International Financial Reporting Standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as item between liabilities and shareholders’ equity (“mezzanine account”) and, instead, are disclosed in shareholders’ equity.

3.- Accounting standards

These consolidated financial statements have been prepared in accordance with professional Argentine GAAP and the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4.- Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 21.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities – available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company’s equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders’ meetings held prior to the date of issuance of these consolidated financial statements, which are placed at the shareholders’ disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

The value under the equity method is stated at recoverable value if such value is exceeded.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d) Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of payments collected. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period. The total amount of receivables is net of an allowance for doubtful account, which is based on estimates of collections.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are at face value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated in constant currency, according to Note 2.c), less related accumulated depreciation.

Property, plant and equipment related to foreign operations were converted into the functional currency, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) outlines. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are charged to expense during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.  Before such interpretation, SFAS 19 provided: (I) if the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues to be capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producing if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) if the reserves are not classified as proved for any other reason, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling. If after one year no reserves are classified as proved, exploratory well costs should be charged to expense.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the discounted amount payable.

The Company estimates its reserves at least once a year. The Company’s reserve estimates as of December 31, 2005, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 95% of the Company’s estimated reserves.

The Company ‘s remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The actual costs of major maintenance and repairs are charged to expense when incurred.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during the process.

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined based on the price paid for the acquisition of 70% of Transportadora de Gas del Sur S.A. ´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated into constant pesos as explained in Note 2.c.

Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of inventories, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the undiscounted value in use.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered. In the determination of the discounted value in use, discount rates used by market participants to evaluate the time value of money and the specific risk of the asset, are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

The value of property, plant and equipment, measured for each identifiable business unit or line of business, producing an independent stream of revenues for the Company, do not exceed its recoverable value.

The Management of Distrilec has determined the recoverable value of its property & equipment on basis of its best estimate of the discounted future cash flow. In the estimations and assumptions used for such valuation, Edesur considered as effective the Memorandum of Understanding signed with the UNIREN (Note 9.III).

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, minimum presumed income tax and withholdings on export of hydrocarbons:

The Company estimates income tax on an individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment. The deferred tax assets and liabilities have been valued at its face value. (See Note 2.f)

To book such differences, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax measurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined.  The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the loss can be utilized.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year’s taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Perú, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in the event of income in excess of taxable income.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement since 2002, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of  hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG and 20% for natural gas. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45. The effect of such withholdings is deducted from the respective selling prices.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the years in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k) Unfavorable contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones’s legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Earnings per share:

Earnings per share for the six-month periods ended June 30, 2006 and 2005, were calculated on the basis of the number of outstanding shares in each year, net of treasury stock. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant currency, according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and is deducted from the shareholders’ equity at acquisition cost. The Deferred Results account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.

The movements of the deferred results are the following:

n) Revenue recognition:

The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and electricity. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

 Revenues from the production of oil and natural gas properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Revenues from sales resulting from the natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts, are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, the revenues are recognized when services are rendered.

Sales between group companies are based on prices generally equivalent to commercially available prices.

o) Statement of income accounts:

Restated into constant currency , according to Note 2.c), considering the following:

-

The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

-

Depreciation and consumption expenses related to non-monetary assets were charged to income (losses) taking into account the restated costs of such assets.

-

Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities, net of the effects of capitalized financial expenses.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of that date directly related to the acquisition, construction, or production of property, plant and equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that which was granted by the supplier of the goods, that which wasbilled in foreign currency, or that which was obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which – among other measures – abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from that date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As described above, as of  June 30, 2006 and December 31, 2005, the Company has capitalized exchange differences, through the investment in CIESA, amounting to a residual value of 24 and 25.

5.- Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in Shareholders´ equity.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statements of income under “Financial income (expense) and holding gains (losses)”.

Without considering the following operations, as of June 30, 2006, the Company did not have positions in derivatives instruments. The Company makes forward sales of US dollars in exchange for Argentine pesos. As of June 30, 2006, the face value of effective contracts amounts to US$ 8 million at the average exchange rate of 3.28 Argentine pesos per US dollar. During the current period, the Company recognized a 3 profit. As of December 31, 2005, the face value of effective contracts amounts to US$ 52 million, at the average exchange rate of 3.

6.- Oil and gas areas and participation in joint ventures

As of June 30, 2006, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 21.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, are disclosed in Note 21.h).

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

In conformity with Law No. 17,319, royalties are paid in Argentina for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12% of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. The Government of Neuquén Province through Provincial Decrees Nos. 225/06 and 226/06, issued in February 2006, and effective March 1, 2006, provided that oil royalties are to be calculated and paid considering as reference the international price of crude oil (WTI), while gas royalties are to be calculated and paid on the basis of the average price at the border of natural gas imported into Argentina. In April 2006, the Company requested declarative judgment and precautionary measures from Federal Court No. 1 in the Province of Neuquén, specifically requesting that the court declare that the royalties for oil and gas concessions awarded by the Federal Government should be calculated and paid as provided by Federal Law No. 17,139 and the regulations issued by the Argentine Secretary of Energy in its capacity of enforcement agency and, hence, that the Company is not subject to Neuquén Provincial Executive Decrees Nos. 225/2006 and 226/2006 or to any other provincial regulation issued or to be issued in the future that departs from, alters or amends the provisions of Law No. 17,319 and the related Department of Energy regulations.

In Perú, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of June 30, 2006, was 27%.  Production of natural gas in Perú is subject to a fixed royalty of 24.5%.

In Venezuela, the partially state-owned companies (“mixed companies”) organized for the purpose of continuing with the operation of the areas in Venezuela (see Operations in Venezuela) will be subject to royalty payments of 33.33% and, in addition, they will be required to pay an amount equivalent to any difference in short between 50% of the value of oil & gas sales during each calendar year and the sum total of royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues of the mixed companies. Each mixed company shall be the operator of the areas and the crude oil produced is required to be sold and delivered to Petróleos de Venezuela S.A. (“PDVSA”) at market prices. Prior to the conversion of the operating agreements, the Company operations were developed through exploitation service agreements, in which PDVSA owned all the oil and gas produced and was responsible for the payment of all royalties and taxes related to the production.

In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability. Oil and gas production in Bolivia are subject to royalties and direct taxes that, overall, represent 50% of the estimated wellhead value of such products, which is taken be the invoicing price less associated transportation expenses. In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus effecting what it calls “the nationalization of oil and gas”. Such decree provides that as from May 1, 2006, oil & gas companies are obliged to deliver in ownership to YPFB (the Bolivian government-owned oil company) their entire production of oil and gas for its commercialization. This Decree set a 180-day transition period for the oil companies to sign the new agreements, which require individual authorization and approval by the National Legislative Branch. The Ministry of Oil & Gas and Mining shall determine on a case-by-case basis the share that companies will be recognized by auditing investments, operating costs and profitability ratios. The current distribution of the oil & gas production value will be maintained during the transition period, in the case of fields which certified average production of natural gas for 2005 was lower than 100 million cubic feet per day.  The Colpa Caranda area is in this situation. The abovementioned decree also provides that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, among which is Petrobras Bolivia Refinanción S.A. Due to the fact that the abovementioned decree has recently been issued and that there will be needed several instrumentation and application procedures, including the YPFB full restructuring, the Company’s Management does not have any information available to anticipate the effects, if any, that these actions may have on the financial statements. As of June 30, 2006, the assets and net sales in Bolivia represent about 2% and 1.5% of the Company’s total assets and totals sales, respectively.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. At such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production. For the intermediate price ranges, an increasing scale of price was applied.  The selling price of the Palo Azul crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of June 30, 2006, the Government’s equity interest in the oil produced at the Pata and Palo Azul fields was 25.80% and 50%, respectively.

In April 2006, the Ecuadorian Government approved the Oil & Gas Reform Law, which assigns to the government an equity interest of at least 50% in the extraordinary revenues resulting from the increase in the price of Ecuadorian crude (effective monthly average price of FOB price) with respect to the average monthly sales price of such oil at the respective contracts’ execution date, expressed in constant values as of the calculation date.

On July 13, 2006, regulations under the law were published. As of the date of these consolidated financial statements, there are interpretation differences between the Company and Petroecuador in relation to those regulations, which have been submitted to the consideration of the pertinent enforcement authorities. As of June 30, 2006, the above-mentioned law resulted in a loss in the amount of 30. Identification of the total effects of the new law is subject to enforcement of the Law and Regulations by the control authorities (Ministry of Energy and Petroecuador).

Investment commitments

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it has committed to invest at least US$ 97 million approximately in Lot X over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties that it charges to the Company for oil and gas extraction.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 525 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project. As of June 30, 2006, Petrobras Energía Perú S.A. had invested about US$ 71 million.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, and has committed to perform an environmental impact study, as well as to registry, process and interpret 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million.  Compliance with such commitment is subject to the solution of the situation described in “Operations in Ecuador – License of Block 31”.

With respect to its equity interest in the Tierra Negra area, in Colombia, the Company has undertaken commitments for about US$ 7 million to invest in exploration.

In Argentina, with respect to the consortium set up to explore, develop, operate and sell the oil & gas from two offshore areas denominated ENARSA 1 (E1) and CCM2, the company has undertaken investment commitments for about US$10 million, mostly to 3D-seismic prospecting work.

Operations in Ecuador

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador’s Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the project related to the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 foresee the free produced crude oil availability.

Native and environmentalist groups made public statements against the Block 31 development, arguing that the oil and gas activity endangered the park biodiversity.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied us to enter to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  A constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the prohibition of entry into Parque Nacional Yasumí. The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which has not yet pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which, as of the date of these consolidated financial statements, are being evaluated by the competent authorities.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others.  As of June 30, 2006 this figure amounted to US$ 2.27 per barrel. The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the probability estimated for the Block 31 development and the new vision about the Block 31 reserves potentiality. Accordingly, from July 2004 to 2012, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets. As of June 30, 2006 the Company keeps an impairment allowance for the Ecuador’s assets of 336.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, the Company should hold letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of June 30, 2006 the Company held letters of credit for a total amount of about US$ 126 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co Ltd.

In January 2005, Petrobras Energía entered into a previous agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume the payment of 40% of the crude oil transportation agreement entered into with OCP. During the transition and until Block 31´s production reaches the above mentioned levels, only effective among the parties and subject to the terms and conditions mentioned above, Teikoku will assume the payment of 20% of such agreement as from July 1, 2006. In addition, and only with effect among the parties and subject to the agreed upon conditions, Teikoku will make a single payment for an additional 20% of the agreement for the shorter of the following periods: (a) from July 1, 2006, until Block 31 reaches the abovementioned production level; or (b) the consecutive 18 months prior to such production level.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas. These instructions establish that all the necessary measures shall be taken  to convert all operating agreements currently effective into mixed companies in which the Government will hold an ownership interest of over 50% through PDVSA.

As a previous instance to the adjustments of the operating agreements to the new business scheme, on September 29, 2005, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed provisional agreements with PDVSA, whereby it committed itself to negotiate the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata into mixed companies. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the Petrobras Energía Participaciones S.A. Extraordinary Shareholders´ Meeting, which issued a favorable opinion in this regard.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed with PDVSA and with Corporación Venezolana del Petróleo S.A. (CVP) respective Memorandums of Understanding (MoU) for the purpose of migrating the operating agreements over the areas Oritupano Leona, La Concepción, Acema and Mata to mixed companies. The MoUs above mentioned provide that the private partners’ equity interests in the mixed companies are 40%, with the remaining 60% to be held by the Venezuelan government. As a consequence of the above mentioned, the direct and indirect equity interests of Petrobras Energía in the mixed companies which will operate the areas Oritupano Leona, La Concepción, Acema and Mata will be 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP will recognize a divisible and transferable credit in favor of the private companies that will participate in the mixed companies – with respect to Petrobras Energía’s equity interest it will amount to US$ 88.5 million --, which will not accrue interests and could be applicable to the payment of acquisition bonds in the framework of any new mixed-ownership company project for oil exploration and production activities, or of licenses for gas exploration and production operations in Venezuela.

In view of the new operating conditions foreseen in the conversion agreements, as of December 31, 2005, the Company booked allowances in the amount of 424 to adjust the book value of its assets in Venezuela to their recoverable value, out of which 255 relate to property, plant & equipment, 110 to deferred tax assets, and 59 to non-current investments. The terms of the MoU signed in March 2006 did not result in any changes to the allowance booked as of December 31, 2005.

The respective MoUs provide that migration will have economic effects as from April 1, 2006. As of the date of these consolidated financial statements, no significant progress was made regarding completion of the conversion process. Formalities still pending include, among others, execution of the conversion agreements relating to the Oritupano Leona, Acema and Mata areas, organization of the mixed companies, and decrees concerning transfer of rights. In the meantime, and until such formalities are completed, operations of the consortia continue being conducted by Petrobras Energía Venezuela under the supervision of a provisional executive committee composed by a majority of PDVSA´s representatives. With the limitations imposed by the situation described above, as of June 30, 2006, results from operations in Venezuela for 2006 second quarter were estimated based on the best information available as of such date. Accounting entries made on the basis of the facts and circumstances described above may differ from those accounting entries to be made once such facts and circumstances have been defined.

Due to the ownership structure and governance system defined for the mixed companies, as from their respective organization dates, April 1, 2006, the Company will discontinue the line-by-line consolidation of the assets, liabilities, results and cash flows of the mentioned operations exposing the assets and the related net results as Investments and Equity in earnings of affiliates, respectively.

Certain information from the income statement and from the statement of cash flows related to the operations in Venezuela for the six-month period ended June 30, 2006 (corresponding to the first three-month period) and 2005, is disclosed below.

As of December 31, 2005, the assets and liabilities related to the operations in Venezuela included in these financial statements are as follows:

7.- Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the six-month period ended June 30, 2006, were made mainly to Petroperú Petróleos del Perú S.A, Petróleos de Venezuela S.A., Petrobras International Finance Co. and Empresa Nacional de Petróleo (ENAP), and sales to such entities represented about 8%, 6%, 4% and 3%, respectively, of sales for such period, before deducting export duties.

Sales for the six-month period ended June 30, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Petrobras International Finance Co. and ENAP, and sales to such entities represented about 11%, 6%, 3% and 3%, respectively, of sales for such period, before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and the Company’s Management considers that such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8.- Inventories

     The breakdown of current and non-current inventories as of June 30, 2006 and December 31, 2005, is as follows:

9.- Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments as of June 30, 2006 and December 31, 2005, the equity in earnings of affiliates and dividends collected from affiliates for the six-month periods ended June 30, 2006 and 2005, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected from affiliates

I. Petrobras Energía´s corporate reorganization

On January 21, 2005, the Special Shareholders´Meeting of Petrobras Energía, Eg3 S.A. ("Eg3") and Petrobras Argentina S.A. ("PAR"), and the Special Partners´ Meeting of Petrolera Santa Fe S.R.L. ("PSF"), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies would be considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.

As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock, and (b) Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at Argentine pesos 1,009,618,410.

Petrobras Energía recorded the effects of the corporate reorganization indicated in Note 1 in accordance with the pooling-of-interest method.

Although Generally Accepted Accounting Principles effective in Argentina and IFRS, which are applied on a suppletory basis, refer to business combinations, they do not deal with such transactions when carried out among companies of the same economic group. IFRS establish that in case that a situation or topic is not subject of an International Accounting Standard, management could consider other standards-issuing institutions´ pronouncements that apply similar frameworks, as well as other accounting literature and general practices accepted by different sectors of activity, insofar as they are not inconsistent with IFRS framework.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for this market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control be accounted for using the pooling-of-interest method.

According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts as of the effective merger date.

II. Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c) Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Upon obtaining approval by the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest.  The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department

On June 13, 2006, Petrobras Energía’s Board of Directors accepted the terms and conditions of the binding offer submitted by Eton Park Capital Management for the acquisition of its 50% equity interest in Citelec, and as part of the offer, its 22.22% in Yacylec. Under the terms of the offer, the transfer price of the shareholding in Citelec is fixed at US$54 million, plus an earn out relating to the result of the comprehensive rate review to be determined for Transener. The transfer price of the equity interest in Yacylec is fixed at US$6 million. Equity interest in Citelec was valued at its recoverable value determined on the basis of the probable net realizable value resulting from the before mentioned amounts.

d) Yacylec S.A. (“Yacylec”): (see note 9.II.c)

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the Concession Agreement.  Any transfer of shares requires ENRE’s prior authorization.

e) Enecor S.A. (“Enecor”):

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement. Prior authorization from the ENRE is required for any transfer of shares.

In July 2005, the DPEC (Provincial Energy Department of Corrientes) decided not to consent to any payment to Enecor S.A. by virtue of the electroduct contract and demanded that contract guarantors abrogate the irrevocable guarantees posted in due time. Consequently, Enecor went through the suspension of not only the royalty payment but also the guarantees posted in its favor. As a result of this action, Enecor demanded that the DPEC and the guarantors pay the royalties due and payable and to refrain from amending the electroduct contract and the guarantee system. Furthermore, constitutional actions for the enforcement of rights were filed against the entities involved in view of the apparent unlawfulness of their resolutions. On September 21, 2005, the ENRE was requested to become involved as enforcement authority of the electroduct contract. The ENRE notified the DPEC of the filing.

According to Enecor’s legal counsel, the behavior of the DPEC and the guarantors is apparently unlawful and arbitrary, and implies a clear noncompliance by these entities with the obligations and commitments assumed in due time. As a consequence of the current status of DPEC actions, as mentioned above, and the uncertainty regarding the resolution of such controversy, as of June 30, 2006, the Company booked an allowance in the amount of 4 in order to write down the book value of the investment to its recoverable value.

 III. Situation of the interests in public utility companies

The scenario after enactment of the Public Emergency Law significantly changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, CIESA, TGS and Transener suspended the payment of their financial debts. TGS and Transener restructured their financial debt through their own processes, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that Ministry of the Economy renegotiate the agreements executed with public utilities. The Ministry of the Economy should submit a renegotiation proposal or termination recommendation to the Executive Branch of Government and then it should be sent to the applicable Congressional bicameral commissions.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

On October 1, 2003, the Argentine Congress passed a bill establishing the extension to December 2004 of the term granted by the Executive Branch of Government by virtue of the Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  This law will also allow the Executive Branch of Government to fix public utility rates until the completion of the renegotiation process. Subsequently, Law No. 26,077 extended again the term for renegotiating public works and utilities contracts until December 31, 2006.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that the proposal does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts may take effect during 2006. The Company stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms. In June and November 2005, TGS received two new proposals from the UNIREN, which was made in conformity with the previous one and incorporating as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholders in CIESA, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving it should it be fairly compensated.

In July 2006, UNIREN submitted a new proposal to TGS with guidelines identical to those established in previous proposals. As of the date of these consolidated financial statements, TGS is evaluating the answer to the proposal.

In May, 2005, Transener and Transba signed memorandum of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. After fulfilling several steps, the memorandums of understanding were ratified by the Executive Branch in November 2005.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this Letter of Understanding, in August 2005, the parties signed a Memorandum of Understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement. The document establishes that from the execution of the Letter of Understanding through June 30, 2006, a complete rate review will be performed, which will allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec regarding a change in its interest or the sale of its shares in Edesur.  As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders shall suspend all pending claims that are based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

As of the date of these consolidated financial statements, the Memoradum of Agreement was approved by the Procuración del Tesoro de la Nación (General Attorney), the Sindicatura General de la Nación (office in charge of controlling federal expenditure and management) and the Congress and is still pending ratification by the Executive Branch.

The Secretary of Energy informed Edesur that, notwithstanding the adjustment of schedules for the performance of the Comprehensive Rate Review, the pertinent decree ratifying the Memorandum of Agreement, which contemplates all the provisions included in the mentioned Memorandum, has already been sent to the Executive Branch for approval, there being to date no conditions hindering completion of the formalities.

It is not possible to predict the future development of the rates and concession agreements renegotiation processes or their effects on the companies’ results of operations and financial position.

As of June 30, 2006, the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 171, 558 and 167 (net of adjustments made to adapt  Ciesa, Distrilec and Citelec’s valuation method to those of the Company of (245), (108) and (86), respectively, and 81 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 35. As of December 31, 2005, the valuation of the equity interests in CIESA, Distrilec and Citelec amounted to 142, 546 and 143 respectively (net of adjustments made to adapt  Ciesa , Distrilec and Citelec’s valuation method to those of the Company of (250), (113) and (86), respectively, and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 59.

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA and TGS, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. Such methodology has been consistently applied through June 30, 2005, in estimating the recoverable value of the investment in Citelec, by considering the listed price of the Transener’s shares. As from September 30, 2005, by virtue of the filing of the plan contemplated for the divestiture (see Section II), the shares held in Citelec were valued up to the cap of the recoverable value determined based on the probable net realizable value.

IV. CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers in two successive steps. As a first instance, and after the relevant regulatory authorities’ approvals, Enron transferred on August 29, 2005, 40% of the shares issued by CIESA to a trust and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock) to Enron. In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance.

Once the debt restructuring is completed (Note 10.V), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

10.- Financing

The detail of debt as of June 30, 2006 and as of December 31, 2005, is as follows:

I. Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

Petrobras Energía S.A. keeps a global corporate bond program, for the term of five years counted starting May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of June 30, 2006, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-

Class G, for a face value of US$ 250.1 million maturing in January 2007 at a 9% annual rate.

-

Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-

Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-

Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.  As of June 30, 2006, the amount of US$ 87.4 million is effective in this class.

-

Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of June 30, 2006, as they were not completely exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

-

Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of June 30, 2006, under the medium-term Global Program whose date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.

The proceeds from all issuances of all the corporate notes under both programs were used to refinance liabilities, and increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within the “Other receivables” account.

II. Cross default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the creditor bank shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series notes does not include cross default covenants.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the loan agreements.

III. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder may be settled with the use of cash inflows. As of June 30, 2006, the amounts outstanding from the financing of the plant were US$ 12 million, of which US$ 5 million is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

IV. Edesur Indebtedness

On October 5, 2004, Edesur –under its medium-term debt-securities issuance program– issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5 and Class 6.

The Class 5 corporate notes, were issued for a nominal value of 40 at an issuance price of 97.32% with a fixed coupon of 8.5% per year. These notes were paid off in April, 2006.

The Class 6 notes, with a term of 3 years, were issued for a face value of 80, accruing interest at a variable rate calculated on the basis of a reference rate published by the Central Bank of Argentina, with a minimum of 4% per year, plus a differential margin of 3% per year.

Edesur applied the net proceeds from this issuance to refinancing its financial liabilities.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements. As of the date of these consolidated financial statements, Edesur has complied with all terms and conditions contained in the loan agreements.

V. CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.III), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, in the amount of US$ 260 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors.

TGS, through a global rescheduling process of its financial indebtedness, which ended on December 12, 2004, rescheduled about 99.76% of its financial debt. The creditors that accepted the proposal received (i) a cash payment equivalent to 11% of the outstanding principal amount, (ii) new debt securities for the remaining 89% of the outstanding principal amount, structured into two tranches, A and B, with quarterly amortization terms of 6 and 9 years respectively and a grace period of six years for tranch B, accruing interest rates ranging from 5.3% to 10%, and (iii) a cash payment of the accrued and outstanding interest on the previous debt, calculated at the interest rate stipulated by contract for each instrument up to December 31, 2003, and at an annual rate of 6.18% from January 1 to December 15, 2004.  The interest payment was considered full settlement of any claim for interest owed, including punitive interest.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

The new debt has an early amortization clause, the application and amount of which, as the case may be, depends on the consolidated debt coefficient, the liquidity level and certain payments to be made subsequently by TGS.

VI. Detail of long-term debt

Long-term debt as of June 30, 2006 is made up as follows:

The maturities of long-term debt as of June 30, 2006, are as follows:

II. Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electrical power generation in Argentina.

On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each. The chronogram agreed with the government establishes to start operating gas turbines at the end of the year 2007 and the complete combined cycles in the middle of 2008. Construction costs of both power plants are estimated at US$ 800 million, 50% of which would be financed through contributions to the FONINVEMEM and the remaining balance through an additional demand charge.

Petrobras Energía contributes to this fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The amount of funds to be contributed by all wholesale electric market creditors is initially estimated at US$ 400 million, of which US$ 35 million would be provided by Petrobras Energía. The total nominal value of the revenues contributed as of June 30, 2006, amounted to 85. The final amount will depend, among other factors, on water conditions, the Company’s generation units delivered by CAMMESA and the resulting energy prices.

Two trusts were created within CAMMESA’s sphere of responsibility for the purchase of equipment and the construction, operation and maintenance of the power plants and an international call for bids for a turnkey agreement was launched. The funds corresponding to the FONINVEMEM and the specific charge will be deposited in the trusts. Purchase of the equipment, construction, operation and maintenance of each power plant will be the responsibility of Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., who will act on behalf of the respective trusts. These plants will be subject to a 10-year contract with CAMMESA for the supply of electric power for 80% of generated power, at a price covering all their costs and the payments to the FONINVEMEM. The companies may freely dispose of the remaining 20% of generated power. Upon expiration of the supply agreement, ownership of the assets under the trust will be transferred to the companies.

Petrobras Energía holds an interest of approximately 10% in both companies. Equity interest will be finally determined on the basis of total contributions to the fund until 12/31/2006.

The amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at LIBOR + 1% per year, will be reimbursed to Petrobras Energía  and the other MEM creditors in 120 monthly installments out of the trust funds received during the life of the electric power supply agreement with CAMMESA.

12.- Income tax and deferred tax

The Company’s provision for income tax disclosed in the Consolidated Statements of Income and deferred tax were comprised of the following:

(1) 496 are presented in the non-current “Other receivables” line and 1,530 are presented in the non-current “Taxes payable” line.

(2) 400 are presented in the non-current “Other receivables” line and 1,371 are presented in the non-current “Taxes payable” line.

(3) Upon the issuance of the annual financial statements, the Company’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

The reconciliation of the tax provision at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

13.- Contingencies, allowances and environmental matters

The movements of reserves for contingencies and allowances were as follows:

a) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these requirements are currently interpreted and enforced, including sanitation commitments assumed. The Company and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Energía Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

b) Value-added tax on operations in Ecuador

As of June 30, 2006, the Company -as is the case of many other companies producing and exporting oil in Ecuador- has a tax credit from Ecuadorian tax authorities ("SRI"), which is based on the VAT to be reimbursed upon exporting oil. The SRI has issued notice that it will not make the reimbursement because it considers that such item had already been considered when determining the parties respective shares of the oil produced. The resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On July 1, 2004, an international arbitration award was passed in favor of one of the oil producing and exporting companies in this same dispute with the Ecuadorian Government. The international arbitration award established that the VAT in question should be reimbursed. The Ecuadorian Government has objected to the arbitration and considered it void.  On August 11, 2004, the Ecuadorian National Congress passed a VAT interpretation law, which provides that the reimbursement of the tax is not applicable to the oil industry. During February 2006, the arbitration requested by an oil company was awarded in favor of the Ecuadorean Government.

 In the opinion of its legal advisors, the Company is entitled to the VAT reimbursement, whether by SRI or by a renegotiation of its share of the oil produced,  given that, when the respective shares of oil production were stipulated, the exports of goods and the rendering of services were not subject to VAT. Notwithstanding, and without constituting a waiver of its legitimate rights, as of June 30, 2006, the Company recorded a 106 allowance related to these receivables.

c) Tax issues

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14.- Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of June 30, 2006, which are not disclosed in the remaining notes, amount to 46.

In addition, as of December 31, 2005, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6)

15.- Contribution, benefit pension and stock option plans of Petrobras Energía

a) Retirees and Pensioners Fund

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan for all of the Company’s employees.  Through this plan, Petrobras Energía will make contributions to a trust to be constituted. Such contributions will be related to amounts equivalent to the contributions made by the participating employees to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by the Company. The employees adhering to the plan upon the launch thereof will be entitled to choose, one time only, to make retroactive contributions as of January 1, 2004, or as of the date they started working at Petrobras Energía, which ever is most recent.

Integrated to the supplementary pension plan for personnel, the Company implements a benefit policy for all its employees, which will consist of granting, upon retirement, a one-month salary per years of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

As of June 30, 2006, related to the estimated obligation for this plan, Petrobras Energía kept a liability of 11 and recognized a loss of 4.

Compensatory Fund

All employees of the Petrobras Energía who take part without interruption in the defined contribution plan effective at each opportunity, that have joined the Company prior to May 31, 1995, and who have reached a certain number of years of service, are participants in this defined benefit plan. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. The Company determines the liability related to this plan by applying actuarial calculation methods. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  For this reason, theassets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of June 30, 2006, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its by-laws, Petrobras Energía contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

b) Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.- 5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of June 30, 2006 the exercised options amounted to 4,770,052, almost entirely in cash.

ii.- 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”). As of June 30, 2006 the exercised options amounted to 486,762, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights from the dates mentioned above, until March 5, 2007.

2000 Plan

i.- 3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii.- 352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. As of June 30, 2006 options exercised corresponding to the appreciation right amounted to 2,584,465 and those corresponding to full value totaled 337,803, cancelled in both cases primarily in cash

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly 2 and 4 were charged to operating expenses for the six-month periods ended June 30, 2006 and 2005, respectively.

16.- Capital stock and restrictions on unappropriated retained earnings

As of June 30, 2006 the Company's capital stock totaled $2,132,043,387. The following table presents the changes in capital stock in the last three fiscal years:

	December, 31
	2005	2004	2003

Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to outstanding legal provisions, 5% of the net income of the fiscal year should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17.-Other receivables, other liabilities, other operating expenses, other income, net and supplemental cash flow information.

 (1) To ensure completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of June 30, 2006 the Company accrued a profit of 21.

(2) Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

18.- Balances and transactions with related companies

The outstanding balances from transactions with related companies as of June 30, 2006 and December 31, 2005 are as follows:

The main transactions with affiliates for the six-month periods ended June 30, 2006 and 2005 are as follows:

19.- Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. According to this, the identified business segments are as follows:

a) The Oil and Gas Exploration and Production segment is composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) The Refining and Distribution segment includes the Company´s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company´s interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A.

c) The Petrochemical segment includes the Company´s petrochemical operations and its interests in Innova S.A. and Petroquímica Cuyo S.A.

d) Gas and Energy segment comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations includes the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations includes Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	1,443	2,052	1,053	586	597	-	5,731
Inter-segment	1,015	144	20	69	12	(1,260)	-
	2,458	2,196	1,073	655	609	(1,260)	5,731
Cost of sales	(1,067)	(2,256)	(909)	(487)	(395)	1,323	(3,791)
Gross profit	1,391	(60)	164	168	214	63	1,940
Administative and selling expenses	(141)	(133)	(84)	(12)	(53)	(85)	(508)
Exploration expenses	(49)	-	-	-	-	-	(49)
Other operating (expenses) income, net	(70)	4	8	26	(6)	(47)	(85)
Operating income (loss)	1,131	(189)	88	182	155	(69)	1,298
Equity earnings of affiliates	59	76	5	(5)	1	-	136
Other (expenses) income	(509)	60	(23)	(132)	(54)	(113)	(771)
Net income (loss)	681	(53)	70	45	102	(182)	663

2005						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	1,351	1,702	983	479	472	-	4,987
Inter-segment	821	154	18	45	8	(1,046)	-
	2,172	1,856	1,001	524	480	(1,046)	4,987
Cost of sales	(952)	(1,743)	(828)	(409)	(361)	1,059	(3,234)
Gross profit	1,220	113	173	115	119	13	1,753
Administative and selling expenses	(106)	(119)	(67)	(10)	(40)	(68)	(410)
Exploration expenses	(19)	-	-	-	-	-	(19)
Other operating (expenses) income, net	(123)	(2)	18	13	(1)	(40)	(135)
Operating income (loss)	972	(8)	124	118	78	(95)	1,189
Equity earnings of affiliates	17	35	2	14	135	(1)	202
Other expenses	(590)	23	(50)	(66)	(60)	(128)	(871)
Net income (loss)	399	50	76	66	153	(224)	520

The following information shows total assets, net sales and operating income by geographic area.

20.- Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of December 31, 2005 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21.- Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses incurred and depreciation.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of June 30, 2006 and December 31, 2005.

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of June 30, 2006 and December 31, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the years ended June 30, 2006 and 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	165	527	263	42	10	(146)	861
Effect of traslation	2	1	-	-	-	-	3
Costs (Section e)	1,014	85	108	124	321	-	1,652
Holding gain (losses)	(1)	42	15	1	-	(29)	28
Purchases, consumption and other	50	2,281	854	280	183	(1,259)	2,389
Inventories at the end of the period	(164)	(681)	(331)	(51)	(27)	112	(1,142)
Costs of sales	1,066	2,255	909	396	487	(1,322)	3,791

	2005						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Electricity	Marketing and Transportation of Gas	Corporate and Eliminations	Total
Inventories at the beginning of the year	130	331	278	33	3	(77)	698
Effect of traslation	1	-	-	-	-	-	1
Costs (Section e)	895	70	80	133	249	-	1,427
Holding gain (losses)	(3)	42	(12)	(2)	-	(28)	(3)
Purchases, consumption and other	69	1,873	854	236	163	(1,046)	2,149
Inventories at the end of the period	(140)	(573)	(372)	(39)	(6)	92	(1,038)
Costs of sales	952	1,743	828	361	409	(1,059)	3,234

d) Foreign currency assets and liabilities as of June 30, 2006 and December 31, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Consolidated detail of expenses incurred and depreciation for the six-month periods ended June 30, 2006 and 2005

 (Stated in millions of Argentine Pesos - See Note 2.c)

Accounts	2005	2006			
	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	186	240	104	136	-
Social security taxes	33	47	21	26	-
Other benefits to personnel	56	80	29	51	-
Taxes, charges and contributions	22	18	12	5	1
Fees and professional advisory	43	50	17	33	-
Depreciation of property, plant and equipment	606	575	534	41	-
Amortization of other assets	7	8	1	7	-
Oil and gas royalties	222	350	350	-	-
Spares and repairs	63	75	71	4	-
Geological and geophysical expenses	19	-	-	-	-
Transportation and freights	139	156	16	140	-
Construction contracts and other services	209	246	191	55	-
Fuel, gas, energy and other	30	81	29	4	48
Other operating costs and consumption	267	327	282	45	-
Recovery of expenses	(46)	(44)	(5)	(39)	-
Total 2006		2,209	1,652	508	49
Total 2005	1,856		1,427	410	19

f) Information about ownership in subsidiaries and affiliates as of June 30, 2006

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Enecor S.A.	-	53.07	Gas and Energy
EG3 Asfalto S.A.	-	75.17	Refining and Distribution
EG3 Red S.A.	-	75.82	Refining and Distribution
Innova S.A. (Brasil)	-	75.82	Petrochemical
Petrobras Energía de México S.A. de C.V. (México)	-	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	75.82	Corporate
Petrobras Holding Austria AG (Austria)	-	75.82	Corporate
Petrobras de Valores Internacional de España S.A. (España)	-	75.82	Corporate
Petrobras Energia S.A.	75.82	-	Corporate
Petrobras Energía Internacional S.A.	-	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	-	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	-	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	-	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Perú S.A. (Perú)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energia Venezuela S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	-	51.67	Gas and Energy
World Energy Business S.A.	-	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	-	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	75.82	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	37.91	Gas and Energy
Citelec S.A.	-	37.91	Gas and Energy
Distrilec Inversora S.A.	-	36.77	Gas and Energy
Edesur S.A.	-	20.72	Gas and Energy
Transba S.A.	-	18.31	Gas and Energy
Transener S.A.	-	20.35	Gas and Energy
Transportadora de Gas del Sur S.A.	-	20.96	Gas and Energy
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Petrobras Bolivia Refinación S.A. (Bolivia)	-	37.15	Refining and Distribution
Hidroneuquén S.A.	-	6.97	Gas and Energy
Inversora Mata S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	8.66	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	-	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	-	37.91	Corporate
Petrolera Entre Lomas S.A.	-	14.56	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	-	30.33	Petrochemical
Refinería del Norte S.A.	-	21.61	Refining and Distribution
Urugua-í S.A.	-	22.24	Gas and Energy
Yacylec S.A.	-	16.85	Gas and Energy
Other subsidiaries			
Hidroneuquén S.A.	-	6.97	Gas and Energy
Ternoeléctrica José de San Martín S.A.	-	7.58	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	-	7.58	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of June 30, 2006

NAME	LOCATION	WORKING INTEREST (2)	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández - U.T.E.	Mendoza and Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	Petrobras Energía	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2024
Río Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2019
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	Petrobras Energía	2016
Santa Cruz I - U.T.E.	Santa Cruz	71.00%	Petrobras Energía	2016 / 2023
Sierra Chata	Neuquén	19.89%	Petrobras Energía	2022
Atamisqui	Mendoza	100.00%	Petrobras Energía	2016
Refugio Tupungato	Mendoza	100.00%	Petrobras Energía	2016
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	50.00%	Tecpetrol	2016
La Tapera - Puesto Quiroga	Chubut	21.95%	Tecpetrol	2016
El Tordillo	Chubut	21.95%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	22.00%	PDVSA (7)	2034
Acema	Venezuela	34.50%	PDVSA (7)	2037
La Concepción	Venezuela	36.00%	PDVSA (7)	2037
Mata	Venezuela	34.50%	PDVSA (7)	2037
Lote X	Perú	100.00%	Petrobras Energía Perú	2024
Bloque 18 (6)	Ecuador	70.00%	Ecuadortlc	2022
Bloque 31 (6)	Ecuador	100.00%	Petrobras Energía Ecuador	2024
Exploration				
Argentina				
Glencross (1)	Santa Cruz	96.68%	Petrobras Energía	1999
Santa Cruz I - Oeste	Santa Cruz	50.00%	Petrobras Energía	2006
Cerro Hamaca (3)	Mendoza	39.64%	Petrobras Energía	2004
Gobernardor Ayala (3)	La Pampa	22.51%	Petrobras Energía	2004
Puesto Zúñiga	Río Negro	100.00%	Petrobras Energía	2006
Coiron Amargo	Neuquén	100.00%	Petrobras Energía	2006
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2006
Parva Negra (4)	Neuquén	47.63%	Petrobras Energía	2001
Cerro Manrique (5)	Rio Negro	50.00%	Petrobras Energía	-
Estancia Chiripá (1)	Santa Cruz	100.00%	Petrobras Energía	2001
Enarsa 1	Argentine continental shelf	25.00%	YPF	-
CCM2	Argentine continental shelf	25.00%	YPF	-
Foreign				
Tierra Negra	Colombia	10.00%	Petrobras Colombia	2006
Tinaco	Venezuela	50.00%	Petrobras Energía Venezuela	2006
Lote 57	Perú	35.15%	Petrobras Energía Perú	2008
Lote 58	Perú	100.00%	Petrobras Energía Perú	2007
Lote 110	Perú	100.00%	Petrobras Energía Perú	2007
Lote 112	Perú	100.00%	Petrobras Energía Perú	2007
Lote 117	Perú	100.00%	Petrobras Energía Perú	2013

(1) Petrobras Energia has requested that the lot be declared operational with commercial operation held in suspense

(2) Indirect interest through Petrobras Energía and its subsidiaries

(3) The granting of the lots exploitation concession is under progress.

(4) The request to extend the exploitation with comercial operation held in suspense was rejected. The granting of the concession is under progress.

(5) The granting of the exploration permit is under progress.

(6) See Note 6

(7) See Note 6 - Operations in Venezuela

h) Combined joint-ventures and consortium assets and liabilities as of June 30, 2006 and December 31, 2005 and results for the six-month periods ended June 30, 2006 and 2005.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/29/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney